

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

May 1, 2009

Randall D. Stilley
President and Chief Executive Officer
Pride SpinCo, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re:** **Pride SpinCo, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed April 10, 2009**
> **File No. 1-34231**

Dear Mr. Stilley:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Amendment No. 2 to Form 10

1. We note that there are still several blank spaces in your filing and that you have not filed all exhibits. We may have further comments when that information has been provided.

Management's Discussion and Analysis of Combined Financial Condition and Results of Operations

Critical Accounting Estimates

Property and Equipment, page 54

2. We note your disclosure of the three indicators that you evaluate when determining whether a trigger event for impairment of property and equipment has occurred. Please clarify how you have evaluated each of these indicators and the indicators listed in paragraph 8 of SFAS 144 when determining whether a triggering event had

occurred as of December 31, 2008. Please clarify how you considered the fact that 11 out of the 20 mat-supported jackup rigs you own are currently idle or stacked and other related factors as you have disclosed on page 50 when determining whether a triggering event had occurred. If you concluded that a triggering event had occurred, please provide your complete impairment analysis that supports your conclusion that your jackup rigs were not impaired as of December 31, 2008.

3. Expand your property and equipment critical accounting estimate disclosure to provide all the disclosure required by Section 501.14 of the Financial Reporting Codification. Specifically, disclose how you evaluated each indicator of possible impairment that you have identified and the results of such evaluation.

Notes to the Combined Financial Statements

Note 5. Income Taxes

Uncertain Tax Positions, page F-19

4. We note that you have received tax assessments from the Mexican government in fiscal years 2006 and 2009 for the tax years 2001 through 2003 and 2003 through 2004, respectively. Please further clarify the nature of these tax deductions that you originally reported on your tax return and how you accounted for the deductions. Explain how you have applied the recognition and measurement guidance in FIN 48 to these tax assessments as of December 31, 2008. In addition, explain why you need to provide bonds to contest these assessments and how you account for the bonds provided.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any question regarding accounting issues to Suying Li at (202) 551-3335 or, in her absence, Christopher White, Branch Chief, at (202) 551-3461. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Breen Haire, Esq.
        Baker Botts L.L.P.
        (713) 229-2748